August 23, 2010

Jessica Barberich
Eric McPhee
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:   Realmark Property Investors Limited Partnership-V

Dear Ms. Barberich & Mr.McPhee:

After our recent conversation with Jessica Barberich, with respect to the restatement of the financials for Realmark-V, I was under the impression that we had satisfied the question as to why we feel we should not have to restate the financials.  My reasoning remains the same.  I feel that we did meet the criteria for the property to be classified as held for sale.  We have long had a plan to sell the property and as a matter of fact, within the past week we have received confirmation from an interested party that they are going to express their intent in writing to purchase the office building.  We believe we are marketing the office building for sale at a reasonable price and had we in fact lowered the price previously we would not be in the position that we are now in to sell it at the higher price.  The property is in good condition, has great curb appeal and warrants waiting for a fair and equitable sale price.  This building could not be replaced today at the sale price.

As I said before, there is no doubt that we had anticipated selling the property long before now however, the current state of the national commercial property market has been significantly weakened as a result of the overall economy and limits the sale of all properties, not only this property.  Not selling the property by now has also impacted us.  We have been funding the property to maintain the expenses, curb appeal, etc. We would certainly like to sell the property more than anyone.  We believe the asking price to be fair and reasonable in a stable market.

Again, and after speaking with Ms. Barberich and explaining in far more detail than I have gone into in this letter, I am of the opinion that it is not necessary to restate the financial statements at this time and assure you we are doing everything in our power to sell the property.

Very truly yours,

/s/ Joseph M. Jayson
Joseph M. Jayson